Mail Stop 6010

April 17, 2006

VIA U.S. MAIL AND FAX (852) 2263-1223

Ms. Patinda Lei
Chief Financial Officer
Nam Tai Electronics, Inc.
Suites 1506-1508
One Exchange Square
8 Connaught Place
Central
Hong Kong

>   **Re: Nam Tai Electronics, Inc.**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File No. 001-31583**

Dear Ms. Lei:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 36

Results of Operation, page 43

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 43

1.   We note that your product revenue increased 49% between 2005 and 2004 and 31% between 2004 and 2003. You attribute the increase to "increased" sales of certain products within certain segments as the result of "the addition of new customers, and organic growth." Please discuss how you define organic growth in future filings. Also, per Item 5.A.1 of Form 20-F, you should provide a narrative discussion of "the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services." Under SAB Topic 13.B, "[c]hanges in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease." Per Release 33-8350, "[a] thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes "where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue." As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable.

2.   We note that you have three reportable operating segments. It appears from the information in Note 19 on page F-35 that the segments may have contributed in materially disproportionate ways to your revenues and profitability. If so, you should include in future filings a separate discussion of segment revenues, profitability and cash needs. For example, your discussion of gross profit is only on a consolidated basis. Please refer to FRC 501.06(a).

Item 15. Controls and Procedures, page 75

3.   We note your statement that an "internal control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of such internal controls are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial

officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

4. We note your disclosure that there were "no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation." To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

Financial Statements

Note 3. Investment in Subsidiaries, page F-15

(b) Significant transactions, page F-16

5. We noted that you recorded a net gain on partial disposal of JIC Technology of $1,838 during the period from June to November 2003 and an additional net gain on partial disposal of $6,249 in November/ December 2004. Please cite the accounting guidance upon which you based your accounting for these transactions. We refer you to SAB Topic 5.H and paragraph 45 of SFAS 144.

6. Please provide us with further information regarding your accounting for NTEEP. In your response please specifically address the following:

· The accounting guidance upon which you based your accounting whereby you recorded a gain on partial disposal of $71,071 in April 2004. We refer you to SAB Topic 5.H.

· The accounting guidance upon which you based your accounting whereby you recorded a gain on partial disposal of $5,870 and $5,163 in March 2005 and August 2005, respectively.

· Please further explain to us how your partial disposal in Namtek Software resulted in goodwill and a net gain on partial disposal of interest in Namtek Software of

$1,930. Please cite the accounting guidance upon which you based your accounting.

·	Your response should also address the related valuation method and significant assumptions.

Note 9. Investment in Affiliated Companies, Equity Method, page F-20

7.	We note your references on pages F-20 and F-21 to "an independent external valuer" and a "third-party valuation firm." Please note that if you elect to continue to make such a reference and include or incorporate this reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure in future filings, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure in future filings of the method and significant assumptions used in determining the fair value. Please revise future filings as appropriate.

Note 10. Investments, page F-20

(b) Investments, at cost/available for sale investment securities, page F-21

(i) TCL Corporation, page F-21

8.	We see that you hold promoters shares of TCL Corporation that were restricted through April 2005. Please respond to the following with regards to these shares:

·	Please tell us the nature of the restrictions imposed through April 2005.

·	Please revise your disclosure in future filings to clearly disclose that while you hired a third party valuation firm, management is primarily responsible for the valuation.

·	Please also tell us and disclose in future filings the method and significant assumptions utilized in the valuation.

·	Tell us how you calculated the amount of the unrealized gain on the shares as of December 31, 2004 and 2005, based on your cost and the estimated fair value at each date.

· Finally, we noted that the TCL Corporation announced the proposed split share structure reform ("SSR"), whereby shareholders of TCL Corporation tradable A-shares would receive 2.5 shares for every 10 shares from the holders of promoter's shares of TCL Corporation, on a pro rata basis. Please tell us more about the SSR, including how and when it will impact you.

(ii) Huizhou TCL, page F-21

9. We noted that you had a 3.033% interest in Huizhou TCL as of January 1, 2003. We also noted that this interest increased to 9% in April 2004 through an exchange of your interest in Mate Fair. Please provide us with more detail of this exchange and tell us how this resulted in a 9% interest in Huizhou TCL. Please include a discussion regarding the July 2004 price adjustment discussed on page F-17 in your response, the nature of the adjustment and any accounting consequences. Please also tell us how you determined the company's cost of $79,522 and the fair value of $21,206 at December 31, 2004 as well as the fair value at June 30, 3005 and December 31, 2005.

Form 6-K filed February 15, 2006

10. With regards to your non-GAAP disclosures, please respond to the following:

· We note that you discuss non-GAAP diluted earnings per share for the fourth quarter of 2005 on pages 1 and 2. In accordance with Regulation G, please revise future filings to include a quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

· We note your discussion of non-GAAP earnings per share estimates in note (a) in the Company Outlook section of your Form 6-K, whereby you state, "the operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods *may exclude certain income and expenses* to better assess operating performance." Your discussion of this forward looking non-GAAP measure is too vague. Please provide a quantitative reconciliation, to the extent available, for forward looking information, to tell investors what items you intend to exclude from the most comparable GAAP measure.

Please provide us with a sample of your proposed disclosure for future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant